Mail Stop 6010

August 21, 2007

Ronald A. Williams
Chief Executive Officer
Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156

      Re: Aetna Inc.
              Definitive Proxy Statement
              Filed March 19, 2007
              File No. 001-16095

Dear Mr. Williams:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 30

1.   The Compensation Discussion and Analysis should be sufficiently precise to
        capture material differences in compensation policies with respect to individual
        named executive officers. Refer to Section II.B.1 of Commission Release
        No. 33-8732A. In this regard, we note the significant disparity in the amounts
        awarded to Mr. Williams and Dr. Rowe under the performance cash units for the
        2005 to 2006 performance period. Given these disparities, please provide a more
        detailed discussion of how and why the compensation of your chief executive
        officers materially differs from the compensation of your other named executive
        officers. If policies or decisions applicable to a named executive officer are
        materially different than those that apply to the other officers, this should be
        discussed on an individualized basis.

2.   You disclose in the first full paragraph on page 33 that you establish specific
        financial and operational goals for the payment of annual bonuses at the
        beginning of each performance year. Your Compensation Discussion and
        Analysis appears, however, only to discuss the targets and goals for the elements
        of your compensation packages for 2006. Please expand your Compensation
        Discussion and Analysis to disclose the goals you have set for the current year
        and provide an analysis of how such goals will affect the calculation of amounts
        awarded to your named executive officers under the various elements of your
        compensation program. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b).
        To the extent you believe that disclosure of the information would result in
        competitive harm such that the information could be excluded under Instruction 4
        to Item 402(b), please provide us with a detailed explanation supporting your
        conclusion. To the extent that it is appropriate to omit specific targets or
        performance objectives, you are required to provide appropriate disclosure
        pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to
        Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our
        website at www.sec.gov. In discussing how difficult or likely it will be for the
        registrant to achieve the target levels or other factors, you should provide as much
        detail as necessary without disclosing information that poses a reasonable risk of
        competitive harm.

How are cash and equity compensation amounts determined?, page 31

3.   We note that the Compensation Committee used "tally sheets" showing the
        compensation of each named executive officer. Please expand your disclosure to
        address the extent to which the information in the tally sheets comprised
        information in addition to or different from the information presented in your
        Summary Compensation Table and how and why the Compensation Committee
        found the tally sheets useful in determining the various elements of compensation

for the named executive officers. The Committee's analysis of the tally sheets and how it resulted in specific awards should be described in greater detail.

4.   We note that the pay information for each Comparison Group is developed using market pay survey data provided by the Compensation Committee's outside compensation consultant and "other compensation consultants hired by the Company." Please provide all disclosure regarding the other compensation consultants that is required by Item 407(e)(3)(iii) of Regulation S-K. In particular, elaborate on the role of the compensation consultants retained by the company in determining compensation. Indicate which officers or group has the decision-making authority with respect to choosing and retaining the other compensation consultants, and describe in greater detail the nature and scope of their assignments and how their duties differed from the compensation consultant retained by the Compensation Committee.

5.   Given that you seek to offer a level of compensation to your executive officers that is at the median level of compensation paid by your selected peer group of companies, please specify how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the companies in the Comparison Group, and include a discussion of where you target each element of compensation against the peer companies and where actual payments under each element of compensation actually fell within the targeted parameters. If any of your named executive officers are compensated at levels that are materially different from the medial level of compensation paid by your selected peer group of companies, please provide discussion and analysis as to why.

6.   Please identify the companies that comprise the general industry and financial services companies for your Comparison Group. Identify which of your named executive officers have their compensation determined with relation to the health care Comparison Group of the general industry and financial services Comparison Group.

Who is the Compensation Committee's compensation consultant?, page 32

7.   With respect to the engagement of Frederic W. Cook & Co., Inc., describe in greater detail the nature and scope of the consultant's assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of their duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

How are base salaries for executive officers determined?, page 32

8.   You disclose that in making salary determinations, the Compensation Committee
         considers a subjective assessment of the executive's individual past and potential
         future contribution to the Company's results. Please discuss how the various
         elements of compensation are structured and implemented to reflect each of the
         named executive officer's individual performance and contribution to the
         achievement of the Company's results when determining the forms and amounts
         of compensation to award. Please also address the nature of the personal goals in
         reasonably complete detail and describe the level of difficulty, or ease, associated
         with achieving those goals. Refer to Item 402(b)(2)(vii) of Regulation S-K.

How are annual performance-based bonuses determined?, page 32

9.   Your disclosure indicates that the bonus payments under the Annual Bonus Plan
         and the Annual Incentive Plan are linked to the attainment of specific financial
         and operational goals: in the case of the Annual Bonus Plan, specific levels of
         operating earnings and expense reduction; and in the case of the Annual Incentive
         Plan, specific levels of revenue and net income. Similarly, the amounts awarded
         under the 2006 Performance Cash Unit Payout were based on two specific
         financial measures: earnings per share growth and return on capital. Please
         expand your Compensation Discussion and Analysis to disclose the quantitative
         or qualitative aspects of the necessary goals to be achieved in order for your
         named executive officers to earn their incentive compensation under the plans.
         Please discuss and analyze the specific quantitative and qualitative aspects of the
         performance objectives used to determine incentive amounts. Include in your
         analysis a discussion of how the specific levels were determined and what levels
         of performance such levels were intended to incentivize. To the extent you
         believe that disclosure of this information would result in competitive harm such
         that the information could be excluded under Instruction 4 to Item 402(b), please
         provide us with a detailed explanation supporting your conclusion. To the extent
         that it is appropriate to omit specific targets or performance objectives, you are
         required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b)
         of Regulation S-K. Refer also to Question 3.04 of the Item 402 of
         Regulation S-K Interpretations available on our website at www.sec.gov. In
         discussing how difficult or likely it will be to achieve the target levels or other
         factors, please provide as much detail as necessary without disclosing information
         that poses a reasonable risk of competitive harm.

10.   We note your disclosure at the top of page 33 that "Company performance must
         satisfy the requirements of both plans in order for a bonus to be paid to each
         executive officer" and your disclosure in the fourth full paragraph on page 33 that
         "[i]f performance falls short of a threshold level, no funding will occur unless the

> Compensation Committee, in its discretion, decides to approve minimal funding given the circumstances at the time." We also note from your disclosure in the fifth paragraph that only one of the four Company performance goals were achieved during 2006. As such, it is unclear why any funding under the annual bonus plan and the annual incentive plan occurred. Please clarify why such awards were made, despite the established targets not having been achieved, and what factors the Compensation Committee took into consideration in determining the amounts of such awards. For example, describe what circumstances existed at the time of determining such awards, and how the Compensation Committee determined that funding the bonus pool at 93% of target was "minimal funding."

11. Please provide analysis as to what the Annual Bonus Plan amounts for each executive were targeted at and how the Annual Bonus Plan pool funding resulted in the actual amount paid to each named executive officer. Clarify whether there was a target bonus amount for each executive, for example targeted at a particular percentage of such executive's base salary, or whether each executive was entitled to a portion of the bonus pool, and if so, how such portions were determined.

Annual Incentive Plan (AIP/162(m) qualified), page 33

12. We note that the performance goals under the Annual Incentive Plan (revenue and net income goals) overlap with the financial goals under the Annual Bonus Plan. Please provide discussion and analysis which clarifies the rationale for having different plans that appear to target similar financial objectives and what the awards under the different plans are intended to incentivize.

13. You disclose that if either the revenue goal or net income goal was met, the maximum award permitted under the Annual Incentive Plan was payable. Please discuss and analyze how the performance levels for the maximum payout were determined and what increases in revenue or net income growth were being incentivized by those levels. For example, what level of revenue or earnings growth were these targets intended to incentivize. In this regard, we note that the reported net income of $1,702 million in 2006 represented a 4% increase in net income over 2005. Please place your targets into the context of your operating results and analyze how difficult the targeted performance levels were for the company to achieve.

14. You disclose that the Annual Bonus Target for each named executive officer ranged from 80% to 150%. Please discuss and analyze how you established the relevant percentage for each named executive officer and why the percentages varied among the named executive officers.

How are long-term incentive awards...determined?, page 34

15.   You disclose that the theoretical value of the long-term incentive awards to
        participants is delivered 70% in SARs and 30% in RSUs. Please provide analysis
        which indicates the underlying rationale for granting these separate forms of long
        term compensation awards, for example, indicating whether each separate type of
        long term award is intended to incentivize different performance metrics, etc., and
        the reasons underlying the determination to split these awards on a 70/30 basis.
        Refer to Item 402(b)(2)(iii) of Regulation S-K for examples of other information
        that may be relevant to your analysis.

16.   You disclose that, generally, the RSUs awarded do not pay dividend equivalents.
        Since dividends can form a portion of total return to your stockholders and the
        objective of the RSU awards is to provide incentives for the executives to increase
        shareholder return over time, please briefly indicate the reason why the RSUs do
        not pay or accrue dividend equivalents.

Were any special compensation actions taken during 2006 for executive officers…?,
page 37

17.   Please discuss and analyze the reasons for granting Dr. Rowe a SAR on 1 million
        shares of common stock and how the number of shares underlying the SAR was
        determined. Clarify how the vesting of those shares were affected by Dr. Rowe's
        retirement in October 2006.

18.   You disclose that 60% of Mr. Holt's annual bonus is based on the performance of
        the investments and other units he oversees and that as a result of superior
        investment performance, Mr. Holt's bonus was determined at 123.5% of target.
        Please discuss and analyze how the target levels of performance were established
        for the 60% portion of the bonus and how that performance translated into the
        actual amount of his bonus award.

Other Potential Post-Employment Payments, page 49

19.   You disclose that the base salary payable upon termination without cause or for
        good reason or after a change in control vary for your named executive officers,
        ranging from one to three year periods. Please discuss and analyze how these
        periods were negotiated and how and why the specified periods were agreed to by
        the company and why the periods vary among the officers.

20.   You disclose that the various payments in the tables are payable to your named
        executive officers upon termination without "Cause" or after a "Change-in-
        Control" or upon termination for "Cause." Please briefly indicate the definitions

of these terms. In your discussion of the definition of "Change-in-Control," please indicate the basis for selecting particular events as triggering payments. Refer to Item 402(b)(2)(xi) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney